United States
                           Securities and Exchange Commission
                                 Washington, D.C. 20549


                                      SCHEDULE 13D


                       Under the Securities Exchange Act of 1934
                                   (Amendment No. 5)


                             The Charles Schwab Corporation
                                    (Name of Issuer)


                             Common Stock ($.01 par value)
                             (Title of Class of Securities)

                                      808513-10-5
                                     (CUSIP Number)

                        Pamela E. Herlich, Assistant Secretary
                            The Charles Schwab Corporation
                                 101 Montgomery Street
                                San Francisco, CA 94104
                                      415/627-7533

                        (Name, Address and Telephone Number of
                             Person Authorized to Receive
                              Notices and Communications)

                                      May 6, 1993
                (Date of Event which Requires Filing of this Statement)


             If the filing person has previously filed a statement on
             Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

             Check the following box if a fee is being paid with the statement [ ].

             808513-10-5              Schedule 13D       Page 2 of 7 pages



             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Charles R. Schwab
                  ###-##-####

             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  a [ ]
                                                                    b [ ]
             3    SEC USE ONLY

             4    SOURCE OF FUNDS
                  N/A

             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                  IS REQUIRED TO ITEMS 2(d) OR 2(e)                   [ ]

             6    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

                                 7    SOLE VOTING POWER

                                      2,400,683

                                 8    SHARED VOTING POWER
             NUMBER OF SHARES
             BENEFICIALLY             12,447,771
             OWNED BY EACH
             REPORTING PERSON    9    SOLE DISPOSITIVE POWER
             WITH
                                      2,400,683

                                 10   SHARED DISPOSITIVE POWER

                                      12,447,771

             11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                  14,848,454

             12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                      [ ]

             13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  25.8%

             14   TYPE OF REPORTING PERSON
                  IN

             808513-10-5              Schedule 13D       Page 3 of 7 pages



             All share figures in this Schedule 13D have been adjusted to reflect the three-for-two stock split effected in the form of a 50% stock dividend declared March 25, 1993 to stockholders of record on May 3, 1993 and distributed on June 1, 1993.

             Item 1.   Security and Issuer

             Security:      Common Stock ($.01 par value)

             Issuer:        The Charles Schwab Corporation
                            101 Montgomery Street
                            San Francisco, CA 94104

             Item 2.   Identity and Background

             a)   Charles R. Schwab

             b)   The Charles Schwab Corporation
                  101 Montgomery Street
                  San Francisco, CA 94104

             c)   Chairman, Chief Executive Officer and Director,
                  The Charles Schwab Corporation
                  101 Montgomery Street
                  San Francisco, CA 94104

             d)   Inapplicable

             e)   Inapplicable

             f)   United States of America

             Item 3.   Source and Amount of Funds

                       Inapplicable.

             Item 4.   Purpose of Transaction

                       The shares of Common Stock are held for personal investment, except as noted in Item 5 below.

             Item 5.   Interest in Securities of Issuer

             a) 14,848,454 shares of Common Stock representing 25.8% of the Common Stock outstanding.

             b)   The 14,848,454 shares of Common Stock referred to in
                  Item 5(a) above consist of (i) 2,400,683 shares of

             808513-10-5              Schedule 13D       Page 4 of 7 pages



                  Common Stock as to which Mr. Schwab has sole voting power and sole dispositive power (including shares held by the Trustee of the Charles Schwab Profit Sharing and Employee Stock Ownership Plan and allocated to
                  Mr. Schwab's individual ESOP account; 224 shares held by Mr. Schwab as custodian for his children; and 1,350 shares held by Mr. Schwab as trustee of the Schwab Inter-Vivos Trust to which he disclaims beneficial ownership); and (ii) 12,447,771 shares of Common Stock as to which Mr. Schwab has shared voting power and shared dispositive power (including 556,500 shares held by The Charles and Helen Schwab Foundation, a nonprofit public benefit corporation, as to which Mr. and Mrs. Schwab, as two of three directors, have shared voting and dispositive power but disclaim beneficial ownership; 1,500,000 shares held by Mr. and Mrs. Schwab as trustees of The Charles and Helen Schwab Living Trust; 9,651,100 shares held by Mr. and Mrs. Schwab as community property; 318,345 shares held by Mr. and Mrs. Schwab as joint tenants; and 406,926 shares held by Mrs. Schwab).

             c) The following transactions in Common Stock were effected by Mr. Schwab since the filing of Amendment No. 4 to his
                  Schedule 13D dated February 18, 1992:

     Date of        # of Shares      Nature of       Price Per   Where and
     Transaction    of Common Stock  Transaction     Per Share   How Effected

     8/11/92           30,000        Disposition      N/A        Gift
     8/11/92           30,000        Disposition      N/A        Gift
     8/11/92           15,000        Disposition      N/A        Gift
     11/20/92         135,000        Sale             $15.50     Open Market
     11/20/92          10,200        Sale             $15.75     Open Market
     11/20/92           4,800        Sale             $15.883    Open Market
     11/23/92          28,950        Sale             $15.167    Open Market
     11/23/92           3,900        Sale             $15.25     Open Market
     11/23/92          15,000        Sale             $15.417    Open Market
     11/24/92          79,650        Sale             $15.167    Open Market
     11/24/92          22,500        Sale             $15.25     Open Market
     11/24/92         120,000        Sale             $15.33     Open Market
     11/24/92          15,600        Sale             $15.417    Open Market
     11/24/92          14,400        Sale                        Open Market
     12/23/92          30,000        Disposition      N/A        Gift
     12/29/92         225,000        Sale             $4.447     Exercise of
                                                                 private call
                                                                 option
     5/6/93            28,500        Disposition      N/A        Gift

             808513-10-5              Schedule 13D       Page 5 of 7 pages




                  In addition, during the period July 2, 1991 through December 31, 1992, a total of 1,557 shares of Common Stock were allocated by the Trustee of the Charles Schwab Profit Sharing and Employee Stock Ownership Plan (the "Plan") to the Plan account of Mr. Schwab.

             d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Schwab, except for The Charles and Helen Schwab Foundation, as noted in Item 5(b) above.

             e)   Inapplicable.

             Item 6.   Contracts Arrangements, Understandings or
                       Relationships with Respect to the Securities of the Issuer

             1. Registration Rights and Stock Restriction Agreement, date as of March 31, 1987 between Charles Schwab and CL Acquisition Corporation, requires that share transfers be made in accordance with state and Federal securities laws and subject to protection of the issuer's rights and further provides for registration rights in certain circumstances.

             2. In April 1989, Charles R. Schwab granted to David S. Pottruck an option to purchase from Mr. Schwab 100,000 shares of Common Stock at a price of $10 pre share, vesting at the rate of 25% as of April 1, 1990 and of April 1 each year thereafter until fully vested and exercisable during the period from April 1, 1993 through March 31, 1998, pursuant to a Stock Option Agreement dated April 1989 (the "Call Option").

                  On December 23, 1992, Mr. Schwab and Mr. Pottruck entered into a First Amendment to Stock Option
                  Agreement, pursuant to which the Call Option became fully vested and exercisable as of December 23, 1992.

                  On December 29, 1992, the Call Option was exercised in full by Mr. Pottruck.

             3. Secured Demand Promissory Note, dated January 10, 1992, by Charles R. Schwab and Helen O. Schwab in the

             808513-10-5              Schedule 13D       Page 6 of 7 pages



                  principal amount of $650,000 secured by 60,000 shares of Common Stock.

             4. Non-Qualified Stock Option Agreement, dated as of September 16, 1992 between The Charles Schwab
                  Corporation and Charles R. Schwab pursuant to the 1992 Stock Option and Award Plan.

             5. Secured Demand Promissory Note, dated December 8, 1992, by Charles R. Schwab and Helen O. Schwab in the principal amount of $4,000,000 secured by 500,000 shares of Common Stock.

             6. On February 25, 1993, Charles R. Schwab and Helen O. Schwab, grantors of The Charles and Helen Schwab Living Trust (the "Living Trust"), transferred 1,000,000 shares of Common Stock into the Living Trust. Section 8.2.1 of the Living Trust provides that if neither Mr. nor Mrs. Schwab is serving as Trustee, three designated individuals will receive a general proxy to vote all shares of Common Stock held pursuant to the Living Trust.

             Item 7.   Exhibits

             1. Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987, between Charles R. Schwab and CL Acquisition Corporation.*

             2.   Stock Option Agreement dated April 1989 between
                  Charles R. Schwab and David S. Pottruck.**

             3. Secured Demand Promissory Note, dated January 10, 1992, by Charles R. Schwab and Helen O. Schwab for
                  $650,000.***

             4. Form of Non-Qualified Stock Option Agreement, dated as of September 16, 1992, between The Charles Schwab Corporation and Charles R. Schwab.

             5. Secured Demand Promissory Note, dated December 8, 1992, by Charles R. Schwab and Helen O. Schwab for $4,000,000.

             6. First Amendment to Stock Option Agreement dated April 1989, dated December 23, 1992.

             7.   Section 8.2.1 of The Charles and Helen Schwab Living
                  Trust.

             808513-10-5              Schedule 13D       Page 7 of 7 pages



             *    Incorporated by reference to Exhibit 1 to Mr. Schwab's
                  Schedule 13D dated September 22, 1987.

             ** Incorporated by reference to Exhibit 4 to Amendment No. 1 to Mr. Schwab's Schedule 13D dated January 20, 1991.

             *** Incorporated by reference to Exhibit No. 5 to Amendment No. 4 to Mr. Schwab's Schedule 13D dated February 18, 1992.

                  After reasonable inquiry and to the best of my knowledge
             and belief, I certify that the information set forth in this statement is true, complete and correct.


             May __, 1994
             Date


             ___________________________
             Charles R. Schwab

                                     EXHIBIT INDEX

             Item 7.   Exhibits

             1. Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987, between Charles R. Schwab and CL Acquisition Corporation.*

             2.   Stock Option Agreement dated April 1989 between
                  Charles R. Schwab and David S. Pottruck.**

             3. Secured Demand Promissory Note, dated January 10, 1992, by Charles R. Schwab and Helen O. Schwab for
                  $650,000.***

             4. Form of Non-Qualified Stock Option Agreement, dated as of September 16, 1992, between The Charles Schwab Corporation and Charles R. Schwab.

             5. Secured Demand Promissory Note, dated December 8, 1992, by Charles R. Schwab and Helen O. Schwab for $4,000,000.

             6. First Amendment to Stock Option Agreement dated April 1989, dated December 23, 1992.

             7.   Section 8.2.1 of The Charles and Helen Schwab Living
                  Trust.

             *    Incorporated by reference to Exhibit 1 to Mr. Schwab's
                  Schedule 13D dated September 22, 1987.

             ** Incorporated by reference to Exhibit 4 to Amendment No. 1 to Mr. Schwab's Schedule 13D dated January 20, 1991.

             *** Incorporated by reference to Exhibit No. 5 to Amendment No. 4 to Mr. Schwab's Schedule 13D dated February 18, 1992.